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                             November 7, 2023

       Michael Beland
       Chief Accounting Officer
       Driven Brands Holdings Inc.
       440 South Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Item 2.02 Form 8-K
Dated November 1, 2023
                                                            File No. 001-39898

       Dear Michael Beland:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Basis of Presentation, page 71

   1. Please provide an analysis to support your assertion that the adjustments you recorded during the quarterly
period ended December 31, 2022 were not material to any prior period financial
statements. In doing so, also describe the nature and amounts of each error being corrected
and consider the impact of the errors individually and in the aggregate on each prior
period. Refer to SAB Topics 1.M and 1.N.
       Item 2.02 Form 8-K Dated November 1, 2023

       Exhibit 99.1
       Reconciliation of Non-GAAP Financial Measures, page 8

   2. Please tell us how you determined that removing the effects of the straight-line rent adjustment in arriving
at adjusted net income, adjusted earnings per share and adjusted
 Michael Beland
Driven Brands Holdings Inc.
November 7, 2023
Page 2
         EBITDA does not substitute individually-tailored recognition and measurement methods for GAAP. Otherwise, remove this adjustment from the reconciliations to arrive at your non-GAAP measures presented here and in your other filings. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have any questions.



FirstName LastNameMichael Beland                            Sincerely,
Comapany NameDriven Brands Holdings Inc.
                                                            Division of
Corporation Finance
November 7, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName